

02007932

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-29011~~ 36086

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arma Financial Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8585 E. HARTFORD DRIVE, SUITE 111
(No. and Street)

SCOTTSDALE (City) AZ (State) 85255 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MERRILL J. SAURIOL (480) 505-4004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ZOLONDEK, STRASSELS, GREENE & FREED PC
(Name – *if individual, state last, first, middle name*)

3636 N. CENTRAL AVENUE, SUITE 401 PHOENIX, AZ 85012
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MERRILL J. SAURIOL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARMA FINANCIAL SERVICES, INC., as of JUNE 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


OFFICIAL SEAL
TINA D. DUBOVICK
NOTARY PUBLIC-ARIZONA
MARICOPA COUNTY
My Comm. Expires Dec. 28, 2005

Signature

CHAIRMAN
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ZOLONDEK, STRASSELS, GREENE & FREED, P.C.

CERTIFIED PUBLIC ACCOUNTANTS • BUSINESS CONSULTANTS • BUSINESS VALUATORS

JOEL M. ZOLONDEK, CPA JAMES H. STRASSELS, CPA
GARY L. FREED, CPA, CVA SHARON K. MILLER, CPA
JOHN W. PRENZNO, CPA MARK H. SCHNEIDER, CPA
SUSANNAH D. SABNEKAR, CPA/ABV, DABFA

ZANE GREENE, CPA

ONE COLUMBUS PLAZA
3636 NORTH CENTRAL AVENUE, SUITE 401
PHOENIX, ARIZONA 85012

TEL (602) 266-2248 FAX (602) 266-2907
EMAIL: info@zsgf.com

INDEPENDENT AUDITORS' REPORT

August 22, 2002

Board of Directors
ArMA Financial Services, Inc.
Scottsdale, Arizona

We have audited the accompanying balance sheet of ArMA Financial Services, Inc. (an Arizona corporation) as of June 30, 2002, and the related statements of earnings, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. The financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ArMA Financial Services, Inc. as of June 30, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules as listed in the table of contents is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information has been subjected to the auditing procedures applied in our audit of the 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2002 financial statements taken as a whole.

Zolondek, Strassels, Greene & Freed, P.C.

ZOLONDEK, STRASSELS, GREENE & FREED, P.C.

ArMA FINANCIAL SERVICES, INC.

BALANCE SHEET
JUNE 30, 2002

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 460,903
Management fees receivable from clearing organization	201,098
Commissions due from clearing organization	19,135
Guarantee deposit	25,000
Total current assets	706,136
GOODWILL	149,034
INTANGIBLE ASSETS (Note B):	
Royalty	145,270
Trademark license	120,475
Total intangible assets	265,745
OTHER ASSETS	3,623
TOTAL ASSETS	$ 1,124,538

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Current portion of notes payable (Note C)	$ 42,391
Income taxes payable (Note F)	925
Deferred tax liability (Note F)	79,500
Total current liabilities	122,816
NOTES PAYABLE, net of current portion (Note C)	344,645
Total liabilities	467,461
STOCKHOLDERS' EQUITY:	
Common stock – no par value; 2,000 shares authorized 2,000 shares issued and outstanding	20,000
Additional paid in capital	91,137
Retained earnings	545,940
Total stockholders' equity	657,077
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,124,538

See notes to financial statements.

ArMA FINANCIAL SERVICES, INC.

STATEMENT OF EARNINGS
YEAR ENDED JUNE 30, 2002

	Amount	% of Revenue
REVENUE:		
Commissions	$ 1,098,544	56.5
Management fees	827,478	42.5
Other	18,698	1.0
Total revenue	1,944,720	100.0
EXPENSES:		
Amortization	29,520	1.5
Clearing costs	234,894	12.1
Communications	4,000	.2
Interest	36,503	1.9
Management fees paid to affiliate (Note E)	1,364,247	70.2
Other	25,553	1.3
Quotations and research	23,958	1.2
Total expenses	1,718,675	88.4
EARNINGS BEFORE PROVISION FOR INCOME TAXES	226,045	11.6
PROVISION FOR INCOME TAXES (Note F)	90,000	4.6
NET EARNINGS	$ 136,045	7.0

See notes to financial statements.

ArMA FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2002

	Common Stock		Additional Paid In Capital	Retained Earnings	Total
	Shares	Amount			
Balance at June 30, 2001	1,000	$ 10,000	$ 1,137	$ 409,895	$ 421,032
Purchase of common stock	1,000	10,000	90,000	-	100,000
Net earnings	-	-	-	136,045	136,045
Balance at June 30, 2002	2,000	$ 20,000	$ 91,137	$ 545,940	$ 657,077

See notes to financial statements.

ArMA FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS YEAR ENDED JUNE 30, 2002

Balance at June 30, 2001	$ -
Activity	-
Balance at June 30, 2002	$ -

See notes to financial statements.

ArMA FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash received from customers	$ 1,923,339
Cash paid for clearing costs	(262,852)
Cash paid for management fees and other expenses	(1,487,300)
Interest paid	(36,503)
Income taxes paid	(2,500)
Net cash provided by operating activities	134,184
CASH FLOWS USED IN INVESTING ACTIVITIES:	
Purchase of other assets	(274)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Principal payments on notes payable	(39,763)
Proceeds from sale of common stock	10,000
Increase in additional paid in capital	90,000
Net cash provided by financing activities	60,237
NET INCREASE IN CASH AND CASH EQUIVALENTS	194,147
CASH AND CASH EQUIVALENTS, beginning of year	266,756
CASH AND CASH EQUIVALENTS, end of year	$ 460,903

RECONCILIATION OF NET EARNINGS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:	
Net earnings	$ 136,045
Adjustments to reconcile net earnings to net cash provided by operating activities:	
Amortization of intangible assets	29,520
Increase in deferred income taxes	79,500
(Increase) decrease in:	
Management fees receivable from clearing organization	(19,447)
Commissions due from clearing organization	(1,934)
Income taxes receivable	7,075
Increase (decrease) in:	
Due to affiliate	(97,500)
Income taxes payable	925
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 134,184

Non-cash investing and financing activities:

As part of the purchase of the Company from ArMA, Inc., on July 1, 2001, the Company acquired intangible assets totaling $444,299 and incurred notes payable totaling $426,799 as a result of the purchase (see Notes A, B and C.)

See notes to financial statements.

ArMA FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

ArMA Financial Services, Inc. (the Company) was incorporated in April 1986 in the State of Arizona. The Company acts as a securities broker-dealer providing retirement and financial planning. The Company and its Affiliate were wholly owned subsidiaries of the Arizona Medical Association, Inc. (ArMA, Inc.) until June 30, 2001. ArMA Membership Benefits, Inc. (the Affiliate) provides the Company with all personnel, office space, equipment, financial services and administrative services for a management fee which is a mutually agreed upon amount, and may not represent the cost of obtaining such services from an unrelated entity.

Effective July 1, 2001, the common stock of both the Company and the Affiliate was sold to two officers and of the Company and the Affiliate for a total purchase price of $75,000. The purchase agreement specifies that additional amounts will be paid by the Company and the Affiliate over the next ten years to the Arizona Medical Association, Inc. for continued use of the Company and the Affiliate names.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents.

The Company, in the normal course of business, maintains checking and savings account balances in excess of the $100,000 Federal Deposit Insurance Corporation's insurance limit.

Management Fees and Commissions Receivable From Clearing Organization

Management believes that all management fees and commissions receivable from the clearing organization at June 30, 2002 are collectible.

Guarantee Deposit

Regulatory guidelines require that the Company maintain a guarantee deposit with the Company's clearing organization.

Goodwill and Intangible Assets

As part of the purchase of ArMA Financial Services, Inc. from ArMA, Inc. at July 1, 2002, the Company acquired intangible assets of $295,265. Of that amount, $161,410 was assigned to royalties, which is being amortized on the straight-line method over the estimated useful life of ten years. The remaining balance of acquired intangible assets has been assigned to trademark license fees, which is being amortized on the straight-line method over the estimated useful life of ten years. Acquired goodwill of $149,034 is not subject to amortization in accordance with SFAS 142. (See discussion below regarding recently issued accounting standards.)

ArMA FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

The Company adopted SFAS No. 107, *Disclosure about Fair Value of Financial Instruments* which requires the disclosure of the fair value of off-and-on-balance sheet financial instruments. The following table summarizes the carrying amounts and estimated fair values of the Company's financial instruments for which it is practicable to estimate that value as of June 30, 2002.

	Carrying Amount	Estimated Fair Value
Cash and cash equivalents	$ 481,353	$ 481,353
Management fees receivable from clearing organization	201,098	201,098
Commissions due from clearing organization	19,135	19,135

The carrying amount is assumed to approximate fair value because of the short maturities of those instruments.

Commissions

Securities transactions and related commissions income and expenses are recorded on a settlement date basis. Payment of commissions to the Company is subject to commission income received. Commissions expenses are included in management fees paid to the Affiliate.

Management Fees

The Company provides an option whereby customers can pay a fixed fee ranging from three quarters of one percent to two percent of their assets under management per annum paid quarterly in arrears with no commission depending on the type and size of the portfolio.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recognition of commissions income for tax purposes and the basis of intangible assets and goodwill for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

Comprehensive Income

During 1998, the Financial Accounting Standards Board issued SFAS No. 130, *Reporting Comprehensive Income* which requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. At June 30, 2002, the Company had no comprehensive income.

Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS 142). In October 2001, it also issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS 144).

ArMA FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Standards (Continued)

SFAS 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets. Under the new rules, the Company is no longer allowed to amortize goodwill and other intangible assets with indefinite lives, but will be subject to periodic testing for impairment. SFAS 142 supercedes APB Opinion No. 17, *Intangible Assets.*

The Company has adopted the provisions of SFAS 142 as permitted for companies with a fiscal year beginning after March 15, 2001. Management believes that there has been no impairment in the valuation of the Company's goodwill or intangible assets. Management also believes that the current estimate of the useful lives of the other intangible assets is reasonable and valid.

SFAS 144 establishes a single accounting model for the impairment or disposal of long-lived assets. SFAS 144 supersedes Statement of Financial Accounting Standards No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of* (SFAS 121), and APB Opinion No. 30, *Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.* The provisions of SFAS 144 are effective in fiscal years beginning after December 15, 2001, with early adoption permitted and in general are to be applied prospectively. The Company plans to adopt SFAS 144 effective July 1, 2002, and is evaluating the effect such adoption will have on its results of operations and financial position.

NOTE B – INTANGIBLE ASSETS

Following is a summary of intangible assets at the year ended June 30, 2002:

Intangible assets subject to amortization:	
Royalty	$ 161,410
Trademark license	133,855
	295,265
Less: accumulated amortization	(29,520)
Net intangible assets	$ 265,745

Amortization expense was $29,520 for the year ended June 30, 2002, and is included in expenses in the accompanying financial statements.

NOTE C – NOTES PAYABLE

Notes payable consist of the following:

Note payable to ArMA, Inc.; original amount of $131,534; payable in quarterly installments of $7,500 to $8,800, including imputed interest at 9.0%, through September 2006; unsecured.	$ 107,705
Note payable to ArMA, Inc.; original amount of $161,410; payable in quarterly installments of $2,500 to $6,250, including imputed interest at 9.0%, through June 2011; unsecured.	154,739

NOTE C – NOTES PAYABLE (CONTINUED)

Note payable to ArMA, Inc.; original amount of $133,855; payable in quarterly installments of $2,500 to $6,250, including imputed interest at 9.0%, through June 2011; unsecured.	124,592
	387,036
Less: current portion	(42,391)
Total notes payable	$ 344,645

The aggregate principal payments due on notes payable are as follows:

Year Ending June 30	
2003	$ 42,391
2004	45,266
2005	48,409
2006	51,847
2007	33,003
Thereafter	166,120
	$ 387,036

NOTE D – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 (the Act) uniform net capital rule, which requires the maintenance of minimum net capital (as defined) and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At June 30, 2002, the Company had a net capital of $108,339, which was $82,475 in excess of its required net capital. At June 30, 2002, the Company's aggregate indebtedness to net capital was 3.58 to 1.

NOTE E – RELATED PARTY TRANSACTIONS

Management fees paid to ArMA Membership Benefits, Inc. were $1,364,247 for the year ended June 30, 2002.

NOTE F – INCOME TAXES

Deferred taxes in the accompanying balance sheet includes the following amounts of deferred tax asset and liability:

	Federal	State	Total
Deferred short-term tax asset	$ -	$ -	$ -
Deferred short-term tax liability	64,700	14,800	79,500
Net short-term deferred tax liability	64,700	14,800	79,500
Deferred long-term tax asset	-	-	-
Deferred long-term tax liability	-	-	-
Net long-term deferred tax liability	-	-	-
Net deferred tax liability	$ 64,700	$ 14,800	$ 79,500

ArMA FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002

NOTE F – INCOME TAXES (CONTINUED)

The deferred tax liability results primarily from the amortization of goodwill for tax purposes, the use of accelerated methods of amortization of intangibles for financial statement purposes and the use of the cash basis for tax purposes.

The components of income tax expense related to continuing operations are as follows:

Federal:	
Current	$ 8,400
Deferred	64,700
	73,100
State:	
Current	2,100
Deferred	14,800
	16,900
Total	$ 90,000

The effective combined federal and state tax rate of 40% for the year ended June 30, 2002, differs from the combined statutory rate of 43% principally because of the deductibility of state taxes.

NOTE G – CONTINGENCIES

The Company is exempt from the provisions of Rule 15c3-3 of the Act under Section (K)(2)(B) as it clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker which maintains all of the accounts of such customers and preserves all required and customary records. The Company remains contingently liable for losses which might be incurred on these accounts.

ArMA FINANCIAL SERVICES, INC.

SUPPLEMENTARY INFORMATION

YEAR ENDED JUNE 30, 2002

ArMA FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
JUNE 30, 2002

	(1)	(2)
Total assets	$ 1,124,538	$ 930,514
Less: total liabilities (net of deferred tax liability)	387,961	387,035
Net worth	736,577	543,479
Add: subordinated loans	-	-
Adjusted net worth	736,577	543,479
Less: nonallowable assets	619,177	425,154
Current capital	117,400	118,325
Less: haircuts	9,061	9,061
Net capital	108,339	109,264
Less: required capital	25,864	25,802
Excess capital	$ 82,475	$ 83,462
Aggregate indebtedness	$ 387,961	$ 387,035
Aggregate indebtedness to net capital	3.58 to 1	3.54 to 1

(1) Computation per the accompanying audited financial statements.

(2) Computation as filed in the unaudited June 30, 2002, Form X-17A-5, Part IIA.

Material differences between the computations in Columns (1) and (2) relate to additional assets and liabilities and other matters in the accompanying audited financial statements at June 30, 2002, which have not been reflected in the unaudited June 30, 2002, Form X-17A-5, Part IIA.

ArMA FINANCIAL SERVICES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2002

The Company operates pursuant to the (K)(2)(B) exemption of the Act Rule 15c3-3 and does not hold customer funds or securities. Therefore, it is exempt from the reserve formula calculations and possession and control computations.



ZOLONDEK, STRASSELS, GREENE & FREED, P.C.

CERTIFIED PUBLIC ACCOUNTANTS • BUSINESS CONSULTANTS • BUSINESS VALUATORS

JOEL M. ZOLONDEK, CPA
JAMES H. STRASSELS, CPA
GARY L. FREED, CPA, CVA
SHARON K. MILLER, CPA
JOHN W. PRENZNO, CPA
MARK H. SCHNEIDER, CPA
SUSANNAH D. SABNEKAR, CPA/ABV, DABFA
ZANE GREENE, CPA

ONE COLUMBUS PLAZA
3636 NORTH CENTRAL AVENUE, SUITE 401
PHOENIX, ARIZONA 85012
TEL (602) 266-2248 FAX (602) 266-2907
EMAIL: info@zsgf.com

REPORT OF INDEPENDENT AUDITORS' ON INTERNAL ACCOUNTING CONTROL

August 22, 2002

Board of Directors
ArMA Financial Services, Inc.
Scottsdale, Arizona

In planning and performing our audit of the financial statements and supplemental schedules of ArMA Financial Services, Inc. (the Company) for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objective stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, (2) the recordation of differences required by Rule 17a-13 or (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted by the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended for the use of management, the Board of Directors, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



ZOLONDEK, STRASSELS, GREENE & FREED, P.C.

ArMA FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2002

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